“Volaris announces Executive Vice Presidents of the airline group”

Mexico City, Mexico. January 5, 2018 – Volaris* (NYSE: VLRS and BMV: VOLAR), the ultra-low-cost airline serving Mexico, the United States and Central America, announced today that Mr. Holger Blankenstein and Mr. Fernando Suárez, will assume the positions of Executive Vice Presidents of the airline group effective immediately. In their enhanced management role, Mr. Blankenstein will have overall responsibility for revenue generation, customer service and operations of the airline group; while Mr. Suárez will have overall responsibility for finance, business development, and CFO functions of airline group. Both positions will report directly to Enrique Beltranena, Chief Executive Officer of Volaris.

“Volaris is privileged to have founding employees Messrs Blankenstein and Suárez assume enhanced responsibilities in the conduction of the business, and have been committed to the growth and success of Volaris since day one”, said Alfonso González Migoya, Chairman of Volaris.

Mr. Blankenstein and Mr. Suárez have been with Volaris since inception 12 years ago, and had been performing the Chief Commercial Officer and Chief Financial Officer roles, respectively.

“With the combination of Mr. Blankenstein’s focus on top line growth, seamless operations, and customer service delivery, as well as Mr. Suárez’ commitment to cost control and discipline, Volaris is in great hands to continue its successful flight path. They have both demonstrated strong leadership skills and experience “, said Mr. Beltranena, CEO of Volaris.

The information included in this report has not been audited and it does not provide information on the company’s future performance. Volaris’ future performance depends on many factors and it cannot be inferred that any period’s performance or its comparison year over year will be an indicator of a similar performance in the future.

About Volaris:

*(“Volaris” or the “Company”) (NYSE: VLRS and BMV: VOLAR), is an ultra-low-cost carrier (ULCC), with point-to-point operations, serving Mexico, the United States and Central America. Volaris offers low base fares to build its market, providing quality service and extensive customer choice. Since beginning operations in March 2006, Volaris has increased its routes from five to more than 174 and its fleet from four to 71 aircraft. Volaris offers more than 321 daily flight segments on routes that connect 40 cities in Mexico and 28 cities in the United States and Central America with one of the youngest fleet in Americas. Volaris targets passengers who are visiting friends and relatives, cost-conscious business people and leisure travelers in Mexico and to select destinations in the United States and Central America. Volaris has received the ESR Award for Social Corporate Responsibility for eight consecutive years. For more information, please visit: www.volaris.com

Investor Relations contact: Andrés Pliego & Andrea González/ Investor Relations / ir@volaris.com / +52 55 5261 6444

Media contact: Gabriela Fernández / volaris@gcya.net / +52 55 5246 0100